UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(E) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the period from January 1, 2007 through July 16, 2007; or

☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934
For the transition period from _____________ to _____________
Commission file number:
TD WATERHOUSE GROUP, INC. 401(k) AND PROFIT SHARING PLAN
(Full title of the plan)
THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)
P.O. BOX 1
TORONTO-DOMINION CENTRE
KING STREET WEST AND BAY STREET
TORONTO, ONTARIO M5K1A2
CANADA

(Address of principal executive offices)

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
PERIOD FROM JANUARY 1, 2007 THROUGH JULY 16, 2007
CONTENTS

Page
Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Exhibit Index	10
Consent of Independent Registered Public Accounting Firm
Schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrator of the
     TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of July 16, 2007 and December 31, 2006, and the related statement of changes in net assets available for benefits for the period from January 1, 2007 through July 16, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1 to the financial statements, the Plan Sponsor approved the merger of the Plan with the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan as of July 16, 2007 and assets of the Plan were transferred on that date.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at July 16, 2007 and December 31, 2006, and the changes in its net assets available for benefits for the period from January 1, 2007 through July 16, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ ERNST & YOUNG LLP
Chicago, Illinois
December 21, 2007

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	July 16,	December 31,
	2007	2006

ASSETS

Cash	$—	$14,075
Investments, at fair value:
Mutual funds	—	132,101,152
Common stock	—	16,700,148
Participant loans receivable	—	3,551,083

Total cash and investments	—	152,366,458

Employer profit sharing contribution receivable	—	4,521,349

Net assets available for benefits	$—	$156,887,807

See accompanying notes.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Period From January 1, 2007 Through July 16, 2007

Additions
Additions to net assets attributed to:
Investment income:
Dividends and interest	$1,104,488
Net appreciation in fair value of investments	15,238,589

Net investment income	16,343,077

Contributions:
Participants	3,851,927
Employer	100,748

Total contributions	3,952,675

Total additions	20,295,752

Deductions
Deductions from net assets attributed to benefits paid to participants	(68,701,743)
Cash and investments transferred out due to Plan merger	(108,481,816)

Total deductions	(177,183,559)

Net decrease during the period	(156,887,807)

Net assets available for benefits:

Beginning of period	156,887,807

End of period	$—

See accompanying notes.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
Period From January 1, 2007 Through July 16, 2007
1.	PLAN DESCRIPTION
The TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan (the “TDW Plan”) was a defined contribution plan formerly sponsored by TD Waterhouse Group, Inc. (“TDW Group”) and its subsidiaries (the “Company”). TDW Group was formerly a wholly owned subsidiary of The Toronto-Dominion Bank (“TD”). On January 24, 2006, TDW Group was acquired by Ameritrade Holding Corporation (presently known as TD AMERITRADE Holding Corporation). On April 21, 2006, TDW Group was merged into TD AMERITRADE Online Holdings Corp. (“TDAOH”). TDAOH became the sponsor of the TDW Plan as the successor to TDW Group. The TDW Plan was established on September 1, 1994, and was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the TDW Plan provides only general information. Participants should refer to the TDW Plan document for a more complete description of the TDW Plan’s provisions.
On June 26, 2007, the TDAOH Board of Directors approved the merger of the TDW Plan into the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (“Ameritrade Plan”). TDW Plan cash and investments of $108,481,816 were transferred to the Ameritrade Plan on July 16, 2007 to complete the Plan merger. In connection with the merger, the Ameritrade Plan changed its name to TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan.
GENERAL
The TDW Plan was a defined contribution plan covering all employees of the Company who had completed 30 days of service and were age 21 or older. Participants were eligible to make 401(k) deferrals at the later of the first day of the calendar month following 30 days of service or the January 1, April 1, July 1, or October 1 following the attainment of age 21. Participants were eligible to receive matching contributions on the January 1, April 1, July 1, or October 1 following the later of their completion of one year of service or the attainment of age 21.
The TDW Plan also provided for discretionary profit sharing contributions. The amount of the Company’s annual profit sharing contribution to the TDW Plan was determined at the discretion of the Company’s Board of Directors. Prior to January 24, 2006, the Company’s profit sharing contributions were in the form of cash or shares of TD’s common stock. Effective January 24, 2006, TD common stock ceased to be available as an investment option under the TDW Plan and the Company’s profit sharing contributions were in the form of cash. All employees of the Company who had completed at least one year of service, as defined in the TDW Plan, were eligible on the January 1 or July 1 immediately following the completion of one year of service, to receive the annual profit sharing contribution if the employee was employed on the last day of the TDW Plan year.
PARTICIPANT ACCOUNTS
Individual accounts were maintained for each participant to reflect the participant’s contributions, matching contributions, profit sharing contributions and investment earnings. Investment earnings were allocated daily based on each participant’s investment choices and relative account balances.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
CONTRIBUTIONS
Each year, participants could contribute up to 35 percent of their compensation, as defined in the TDW Plan, limited to the maximum amount of pre-tax annual compensation as determined by the Internal Revenue Code (“IRC”). Participants who were age 50 or older could make additional “catch-up contributions.” Participants also could contribute amounts representing distributions from other qualified employer-sponsored retirement plans. Each year, the Company contributed to the TDW Plan as a matching contribution 50% of the participant’s contributions to the TDW Plan (not including any catch-up contributions) not to exceed 6% of the participant’s compensation. The Company’s matching contribution was made in cash. A discretionary profit sharing contribution could be made annually. Effective April 1, 2006, highly compensated employees who were participants in the Ameritrade Holding Corporation 2002 Management Incentive Plan, or its successor plan or plans, were not eligible to receive Company matching or profit sharing contributions. Participants directed the investment of all contributions into various investment options offered by the TDW Plan.
VESTING
Participants were immediately vested in voluntary contributions plus actual earnings thereon. Vesting in the Company matching and profit sharing contributions was based on years of continuous service. A participant became 100% vested in the Company matching and profit sharing contributions after six years of credited service. Pursuant to a TDW Plan amendment, effective January 24, 2006, employees of the TDW Group entities acquired by Ameritrade Holding Corporation became 100% vested in the TDW Plan as of January 24, 2006 if they were employed and participating in the TDW Plan as of that date.
INVESTMENT OPTIONS
Participants’ funds were invested at the discretion of the participants among the following T. Rowe Price funds: T.Rowe Price New Income Fund, T.Rowe Price Blue Chip Growth Fund, T.Rowe Price Capital Appreciation Fund, T.Rowe Price Emerging Markets Stock Fund, T.Rowe Price Equity Index 500 Fund, T. Rowe Price International Stock Fund, T.Rowe Price Mid-Cap Growth Fund, T.Rowe Price Prime Reserve Fund, T.Rowe Price Small—Cap Value Fund, T.Rowe Price Science and Technology Fund, T.Rowe Price Equity Income Fund, T.Rowe Price International Bond Fund, T. Rowe Price Media and Telecommunications Fund, T.Rowe Price Retirement 2005 Fund, T.Rowe Price Retirement 2010 Fund, T.Rowe Price Retirement 2015 Fund, T.Rowe Price Retirement 2020 Fund, T.Rowe Price Retirement 2025 Fund, T.Rowe Price Retirement 2030 Fund, T.Rowe Price Retirement 2035 Fund, T.Rowe Price Retirement 2040 Fund, T.Rowe Price Retirement 2045 Fund, and the T.Rowe Price Retirement Income Fund. Prior to January 24, 2006, TD common stock was also available as an investment option. T. Rowe Price was the trustee of the TDW Plan and TDW Group, a former wholly owned subsidiary of TD, was the TDW Plan sponsor. Due to these relationships, the investments in T. Rowe Price Funds and TD’s common stock qualified as party-in-interest transactions. Pursuant to a TDW Plan amendment, effective January 24, 2006, TD common stock ceased to be available as an investment option under or for distribution by the TDW Plan. Participants could change the election of future contributions to their account or reallocate past contributions any time with no limit on the number of changes.
PARTICIPANT LOANS RECEIVABLE
Participants could borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of (i) $50,000 minus the greatest amount owed on a loan during the previous 12 months, (ii) 50% of their vested account, or (iii) any loan amount for which the loan repayments would not exceed the participant’s net earnings each month. The loans were collateralized by the balance in the participant’s account and bore interest at a rate of prime plus 1% as of the date the loan was made. Principal and interest were repaid through payroll deductions.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
PAYMENT OF BENEFITS
On termination of service for any reason, a participant was entitled to receive the value of the participant’s vested interest in his or her account. If the value of the participant’s account was less than $1,000, the participant would automatically receive the value of his or her account in a single lump sum and if the value of the participant’s account was greater than $1,000, a participant could elect to receive the value of his or her account in a single lump sum, a direct rollover to another eligible retirement plan, equal monthly, quarterly, semi-annual or annual installments for a period that would not exceed the participant’s or the beneficiary’s life expectancy, or a combination of the lump-sum and the direct rollover. Withdrawals could be made under certain other circumstances in accordance with the TDW Plan document. Participants received such portion of his or her account as was invested in common stock of TD in whole shares of stock or in cash (or in a combination of the two). The related benefits paid for these party-in-interest transactions for the period from January 1, 2007 through July 16, 2007 consisted of 96,320 shares of TD’s common stock, with an aggregate fair value of $6,412,551, and cash of $2,226,623. The value of the shares of T.Rowe Price funds were distributed in cash. The related benefits paid for these party-in-interest transactions was $60,062,569.
FORFEITURES
Forfeited nonvested accounts were used to reinstate prior forfeitures for employees who returned to work and to reduce Company contributions. During the period from January 1, 2007 through July 16, 2007, forfeitures of $939,424 were used to reduce Company profit sharing contributions.
PLAN ADMINISTRATION AND TRUSTEESHIP
Prior to January 24, 2006, the terms and provisions of the TDW Plan were administered by the “Committee,” as defined in the TDW Plan document. The Committee was appointed by the Board of Directors of TD, and consisted of at least three individuals who had the authority to control and manage the operation and administration of the TDW Plan. Committee members served without pay. Pursuant to an amendment of the TDW Plan, effective January 24, 2006, the Committee became the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Committee (“Ameritrade 401(k) Committee”). The Ameritrade 401(k) Committee could by majority vote remove or add members.
T.Rowe Price was directed by plan participants concerning purchases and sales of fund investments. T.Rowe Price made investment decisions for the funds held in the T.Rowe Price mutual funds and provided record-keeping services for all TDW Plan funds.
The TDW Plan’s investments were held by T.Rowe Price under a trust agreement.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
METHOD OF ACCOUNTING
The TDW Plan’s financial statements are prepared on the accrual basis of accounting.
INVESTMENT VALUATION
The TDW Plan’s investments are stated at fair value. Investments in TD’s common stock are stated at market value, defined as the closing price on the last business day of the TDW Plan Year. Shares of registered investment companies are valued at quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Investment income is recorded when earned.
CONTRIBUTIONS
Employee and employer matching contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.
PAYMENT OF BENEFITS
Benefits are recorded when paid.
EXPENSES
Administrative expenses of the TDW Plan were borne by the Company and are not included within the TDW Plan’s financial statements.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
3.	INVESTMENTS
The following table presents the fair value of investments that represented five percent or more of the TDW Plan’s net assets available for benefits as of December 31, 2006. Due to the Plan merger, there were no investments in the TDW Plan as of July 16, 2007.

December 31,
2006

Common Stock
The Toronto-Dominion Bank (278,940 shares)	$16,700,148

Mutual funds
T. Rowe Price Blue Chip Growth Fund	$15,789,677
(441,916 shares)
T.Rowe Price Capital Appreciation Fund	9,819,703
(476,222 shares)
T.Rowe Price Emerging Markets Stock Fund	9,944,133
(306,822 shares)
T. Rowe Price Equity Index 500 Fund	12,702,613
(333,927 shares)
T.Rowe Price Mid-Cap Growth Fund	14,500,588
(270,079 shares )
T.Rowe Price Prime Reserve Fund	20,951,587
(20,951,587 shares)
T.Rowe Price Small-Cap Value Fund	13,211,900
(320,599 shares)
T.Rowe Price Science and Technology Fund	7,889,434
(376,404 shares)

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
During the period from January 1, 2007 through July 16, 2007, the TDW Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$2,155,885
Mutual funds	13,082,704

$15,238,589

4.	FEDERAL INCOME TAX STATUS
The TDW Plan received a determination letter from the Internal Revenue Service, dated May 20, 2003, stating that the TDW Plan was qualified under Section 401(a) of the IRC and, therefore the related trust was exempt from taxation. Once qualified, the TDW Plan was required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the Internal Revenue Service, the TDW Plan was amended. The TDW Plan administrator believed the TDW Plan was being operated in compliance with the applicable requirements of the IRC and, therefore, believed that the TDW Plan, as amended, was qualified and the related trust was tax exempt.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan
By:	/s/ WILLIAM J. GERBER
William J. Gerber
Executive Vice President, Chief Financial Officer TD AMERITRADE Holding Corporation

Date: December 21, 2007

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm